Misys plc
Burleigh House
Chapel Oak
Salford Priors
EVESHAM
WR11 8SP

T +44(0) 1386 871373
F +44(0) 1386 871045

MISYS

07021567

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:sandy.sunnar@misys.co.uk

RECEIVED 2007

1 March 2007

SUPPL

Dear Sirs

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981

Please find enclosed copies of announcements made between 1 February 2007 and 28 February 2007 inclusive. These are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Sandy Sunnar
Secretariat Manager

Enc

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

REG-Misys: Mike Lawrie - Non Executive Appointment <MSY.L>
Released: 22/02/2007

Misys plc announces that its Chief Executive, Mike Lawrie, has been appointed a non-executive Director of Juniper Networks, Inc. with effect from 20 February 2007. Juniper Networks, Inc. is publicly traded on the NASDAQ exchange.
22.2.07
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk
Media Enquiries:	
Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>
Released: 21/02/2007

Transfer of Shares held in Treasury
Misys plc announces that on 21 February 2007 it transferred to participants in its employee share schemes 35,039 ordinary shares at prices between 175p and 211p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,182,056 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,558,312.
21.02.07

Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>
Released: 19/02/2007

Transfer of Shares held in Treasury

Misys plc announces that on 19 February 2007 it transferred to participants in its employee share schemes 15,999 ordinary shares at prices between 178p and 230.5p per share. The shares were all formerly held as Treasury shares.

Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,217,095 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,523,273.

19.02.07

Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: New Head of Healthcare <MSY.L>
Released: 19/02/2007

19 FEBRUARY 2007
FOR IMMEDIATE RELEASE

MISYS plc
VERN DAVENPORT APPOINTED
TO LEAD MISYS HEALTHCARE SYSTEMS

Misys plc, the global software and solutions company, today (19 February 2007) announces that Roger L. (Vern) Davenport has been appointed as Executive Vice President and General Manager of Misys Healthcare Systems with immediate effect.

Vern Davenport has 25 years' experience of building and transforming businesses in the healthcare IT market. He joins Misys from the Eastman Kodak Company where he was Chief Operating Officer of Healthcare Information Solutions with global responsibilities. Previously he was General Manager of the North American Region of Kodak's Global Health Group.

Prior to joining Kodak in 2003, Vern held a number of senior positions at Siemens Medical Solutions, latterly Senior Vice President of Solutions and Marketing, joining them through their acquisition in 1999 of Shared Medical Systems.

Mike Lawrie, Chief Executive, Misys plc, said: `We are very pleased to have appointed Vern to lead our Healthcare business. He brings extensive knowledge of the healthcare industry and expertise in building and transforming businesses in the healthcare IT market: both will be important to us as we drive improved performance and increase the value we deliver for our customers in this important and rapidly growing market.'

(Ends)

Additional biographical information
2003-07 Eastman Kodak Company
2005-07 Chief Operating Officer, Healthcare Information Solutions
2003-05 General Manager, North American Region, Global Health Group
2000-03 Siemens Medical Solutions, USA
2002 -03 Senior Vice President, Solutions and Marketing
1993-2000 Shared Medical Systems
1997-2000 Area Vice President, Western Operations and National Health Service
1982-93 IBM - various roles including health and insurance market responsibility

ANALYST / INVESTOR ENQUIRIES
Alex Dee

Tel: +44 (0) 20 7368 2336

Mob: +44 (0) 7989 017 979

Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Susan Cottam	Josh Rosenstock
Tel: +44 (0) 20 7368 2305	Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721	Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk	Email: josh.rosenstock@misys.co.uk

ABOUT MISYS plc

Misys plc (FTSE: MSY.L), the global software and solutions company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50

banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END

REG-Misys: Treasury Stock <MSY.L>
Released: 15/02/2007

Transfer of Shares held in Treasury
Misys plc announces that on 15 February 2007 it transferred to participants in its employee share schemes 38,460 ordinary shares at prices between nil cost and 205p per share. The shares were all formerly held as Treasury shares. Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,219,762 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,507,274.
15.02.07

Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Holding(s) in Company <MSY.L>
Released: 14/02/2007

Misys plc announces that on 14 February 2007 it received the notification set out below from Schroders plc on behalf of Schroder Investment Management Limited, Schroder Investment Management North America Limited and Schroder & Co Limited pursuant to DTR 5 of the FSA's Disclosure Rules and Transparency Rules.

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130

14.02.07

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation (iii):	SCHRODERS PLC
4. Full name of shareholder(s) (if different from 3.) (iv):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	13 FEBRUARY 2007
6. Date on which issuer notified:	14 FEBRUARY 2007
7. Threshold(s) that is/are crossed or reached:	FROM 5% - 6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect

GB0003857850	26,708,863	26,708,863	N/A	N/A	33,097,037	N/A	6.600%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
-	-	-	-	-

Total (A+B)

Number of voting rights	% of voting rights
33,097,037	6.600%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Schroder Investment Management Limited 32,542,035: 6.49%

Schroder Investment Management North America Limited 550,000: 0.11%

Schroder & Co Limited 5,002: 0.001%
Proxy Voting:
10. Name of the proxy holder: -

11. Number of voting rights proxy holder will cease to hold: -

12. Date on which proxy holder will cease to hold voting rights: -
13. Additional information: THE SHARES REFERRED TO IN SECTION 9 ARE HELD IN PORTFOLIOS MANAGED BY THOSE FIRMS ON A DISCRETIONARY BASES FOR CLIENTS UNDER INVESTMENT MANAGEMENT AGREEMENTS.

14. Contact name: -

15. Contact telephone number: -
Annex Notification Of Major Interests in Shares
A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities	Schroders Plc
Contact Address: (registered office for legal entities	31 Gresham Street London EC2V 7QA
Phone number	020 7658 2521
Other useful information (at least legal representative for legal persons)	Andrea Rowe

C: Additional information
Notes
i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.
ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.
In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:
- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.
iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.
v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.
The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]
These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.
vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.
vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.
For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.
viii. Direct and indirect
ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.
x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)
xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)
xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.
xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period-for example once every three months starting from the [date]
xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.
xvi. This annex is only to be filed with the competent authority.
xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

REG-Misys: Treasury Stock <MSY.L>
Released: 14/02/2007

Transfer of Shares held in Treasury
Misys plc announces that on 14 February 2007 it transferred to participants in its employee share schemes 15,584 ordinary shares at 211p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,258,222 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,468,814.
14.02.07

Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Statement re Strategy Presentation <MSY.L>
Released: 13/02/2007

13 FEBRUARY 2007
FOR IMMEDIATE RELEASE

MISYS plc

Misys plc announces today (13 February, 2007) that it will be holding a strategy presentation for investors and analysts, hosted by Chief Executive Mike Lawrie, on Thursday, 8 March 2007.

(Ends)

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Susan Cottam	Josh Rosenstock
Tel: +44 (0) 20 7368 2305	Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721	Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk	Email: josh.rosenstock@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY.L), the global software and solutions company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END

GB0003857850	24,278,041	24,278,041	N/A	N/A	26,708,863	N/A	5.327%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
-	-	-	-	-

Total (A+B)

Number of voting rights	% of voting rights
26,708,863	5.327%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Schroder Investment Management Limited 26,156,019: 5.2166335%

Schroder Investment Management North America Limited 550,000: 0.109694%

Schroder & Co Limited 2,844: 0.00057%
Proxy Voting:
10. Name of the proxy holder: -

11. Number of voting rights proxy holder will cease to hold: -

12. Date on which proxy holder will cease to hold voting rights: -
13. Additional information: THE SHARES REFERRED TO IN SECTION 9 ARE HELD IN PORTFOLIOS MANAGED BY THOSE FIRMS ON A DISCRETIONARY BASES FOR CLIENTS UNDER INVESTMENT MANAGEMENT AGREEMENTS.

14. Contact name: -

15. Contact telephone number: -
C: Additional information
Notes
i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.
ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.
iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.
In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:
- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral

under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement. The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]
These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.
For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

REG-Misys: Holding(s) in Company <MSY.L>
Released: 13/02/2007

Misys plc announces that on 12 February 2007 it received the notification set out below from Schroders plc on behalf of Schroder Investment Management Limited, Schroder Investment Management North America Limited and Schroder & Co Limited pursuant to DTR 5 of the FSA's Disclosure Rules and Transparency Rules.

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130

13.02.07

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Misys plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation (iii):	SCHRODERS PLC
4. Full name of shareholder(s) (if different from 3.) (iv):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	9 FEBRUARY 2007
6. Date on which issuer notified:	12 FEBRUARY 2007
7. Threshold(s) that is/are crossed or reached:	INITIAL 5% THRESHOLD CROSSED

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 12/02/2007

Misys Employees' Share Trust ("the Trust")
Misys plc ("Misys") announces that it received notification on 12 February 2007 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
12 February 2007	7,343	n/a		

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 21,599,873 ordinary shares representing 3.91% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested.
12.02.2007
END

MISYS

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REG-Misys: Treasury Stock <MSY.L>
Released: 12/02/2007

Transfer of Shares held in Treasury

Misys plc announces that on 12 February 2007 it transferred to participants in its employee share schemes 56,706 ordinary shares at prices between nil cost and 205p per share. The shares were all formerly held as Treasury shares. Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,273,806 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,453,230.

12.02.07

Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>
Released: 09/02/2007

Transfer of Shares held in Treasury
Misys plc announces that on 9 February 2007 it transferred to participants in its employee share schemes 31,425 ordinary shares at prices between nil cost and 175p per share. The shares were all formerly held as Treasury shares. Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,330,512 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,396,524.
09.02.07

Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>
Released: 07/02/2007

Transfer of Shares held in Treasury
Misys plc announces that on 7 February 2007 it transferred to participants in its employee share schemes 137,383 ordinary shares at prices between 175p and 227p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,361,937 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,365,099.
07.02.07
Analyst / Investor Enquiries:

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>
Released: 06/02/2007

Transfer of Shares held in Treasury

Misys plc announces that on 6 February 2007 it transferred to participants in its employee share schemes 15,872 ordinary shares at prices between nil cost and 178p per share. The shares were all formerly held as Treasury shares.

Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,499,320 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,227,716.

06.02.07

Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 06/02/2007

Misys Employees' Share Trust ("the Trust")
Misys plc ("Misys") announces that it received notification on 5 February 2007 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
5 February 2007	47,188	n/a	47,188	£2.4925

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 21,677,558 ordinary shares representing 3.92% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested.
06.02.2007
END

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REG-Misys: Treasury Stock <MSY.L>
Released: 05/02/2007

Transfer of Shares held in Treasury

Misys plc announces that on 5 February 2007 it transferred to participants in its employee share schemes 59,559 ordinary shares at prices between 175p and 205p per share. The shares were all formerly held as Treasury shares.

Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,515,192 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,211,844.

05.02.07

Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>
Released: 02/02/2007

Transfer of Shares held in Treasury
Misys plc announces that on 2 February 2007 it transferred to participants in its employee share schemes 40,000 ordinary shares at prices between 178p and 205p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,574,751 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,152,285.
02.02.07
Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336

Mob: +44 (0 7989 017 979

Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305

Mob: +44 (0) 7957 807721

Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910914

Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>
Released: 01/02/2007

Transfer of Shares held in Treasury
Misys plc announces that on 1 February 2007 it transferred to participants in its employee share schemes 173,195 ordinary shares at prices between nil cost and 205p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,614,751 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,112,285.
01.02.07
Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Total Voting Rights <MSY.L>
Released: 01/02/2007

In conformity with the Transparency Directive's transitional provision 6, Misys plc is required to notify the market of the following:
At close of business on 31 January 2007 Misys plc's capital consists of 551,727,036 ordinary shares of 1p each, with one voting right per share. Misys plc holds 50,787,946 ordinary shares in treasury.
Therefore, the total number of voting rights in Misys plc is 500,939,090.
The above figure (500,939,090) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Misys plc under the FSA's Disclosure and Transparency Rules.
01.02.07
Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
END

REG-Misys: Treasury Stock <MSY.L>
Released: 28/02/2007

Transfer of Shares held in Treasury
Misys plc announces that on 28 February 2007 it transferred to participants in its employee share schemes 5,645 ordinary shares at 211p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,163,079 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,563,957.
28.02.07
Analyst / Investor Enquiries:

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Total Voting Rights <MSY.L>
Released: 28/02/2007

Pursuant to DTR 5.6.1 of the Disclosure and Transparency Rules, Misys plc is required to notify the market of the following:
At close of business on 28 February 2007 Misys plc's capital consists of 551,727,036 ordinary shares of 1p each, with one voting right per share. Misys plc holds 50,163,079 ordinary shares in treasury.
Therefore, the total number of voting rights in Misys plc is 501,563,957.
The above figure (501,563,957) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Misys plc under the FSA's Disclosure and Transparency Rules.
28.02.07
Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
END

END